Exhibit 21  -  Subsidiaries of Commercial National Financial Corporation

State or Jurisdiction
Subsidiary	of Incorporation

Commercial Bank & Trust of PA	Pennsylvania

Ridge Properties, Inc.	Pennsylvania

Commercial National Investment Corp. (Inactive)	Pennsylvania
P